UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                        Commerce Group Corp.
                          (Name of Issuer)

                   Common Shares, $0.10 Par Value
                   (Title of Class of Securities)

                             200654-10-1
                           (CUSIP Number)

                         Edward A. Machulak
                             President
                        Commerce Group Corp.
                       N8 W22577 Johnson Drive
                      Waukesha, Wisconsin  53186
                           (414) 462-5310

             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           January 17, 2013
       (Date of Event, which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D/A

                           CUSIP No. 200654-10-1

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sylvia Machulak (SM) as an individual and as surviving spouse and personal representative of the Estate of Edward L. Machulak (ELM)

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [X]

       SM may be deemed to be a member of a group because she votes in concert with the Issuer's common shares owned by the Sylvia Machulak Rollover Individual Retirement Account (SM RIRA). This definition of a group may also include 88,000 of the Issuer's common shares that were transferred on September 15, 2011 through probate proceedings from the Estate of Edward L. Machulak (ELM) to SM, surviving spouse and personal representative of the estate, and to her son, Edward A. Machulak (EAM), as joint tenants with rights of survivorship.


   (b) [  ]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

   00 - Transfer from the Estate of ELM to SM, surviving spouse and personal representative of the estate through probate proceedings.


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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

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6. Citizenship or Place of Organization

   United States' citizen; born in Milwaukee, Wisconsin.
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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

   Sylvia Machulak - 7,208,528 common shares which include the following shares that were transferred from the Estate of ELM to SM, surviving spouse and personal representative of the estate through probate proceedings: 3,530,442 shares on January 17, 2013 and 26,300 shares on December 21, 2010.

   Sylvia Machulak RIRA - 342,781 common shares.

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8. Shared Voting Power

   88,000 common shares that were transferred from the Estate of ELM to SM and to her son, Edward A. Machulak (EAM), as joint tenants with rights of survivorship through probate proceedings on September 15, 2011.

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9. Sole Dispositive Power

   After the acquisition of the 3,530,442 common shares from the Estate of ELM on January 17, 2013, and the 26,300 common shares acquired from the Estate of ELM on December 21, 2010 SM owns 7,208,528 common shares and 342,781 common shares are owned by her RIRA for a total of 7,551,309 common shares. This does not include the 88,000 common shares that were transferred from the Estate of ELM to SM and her son, EAM, as joint tenants with rights of survivorship on September 15, 2011.

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10. Shared Dispositive Power

    After the disposition of 3,530,442 common shares on January 17, 2013, the 26,300 common shares on December 21, 2010 and the 88,000 common shares on September 15, 2011, the Estate of ELM does not own any of the Issuer's common shares.

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    After the acquisition of 3,530,442 of the Issuer's common shares from the Estate of ELM on January 17, 2013, and the 26,300 shares on December 21, 2010, SM then owns 7,208,528 common shares,
    88,000 common shares are owned by SM and her son EAM as joint tenants with rights of survivorship, 342,781 common shares are owned by the SM RIRA, and zero shares are owned by the Estate of ELM, for a total of 7,639,309 common shares.

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    Any shares owned by SM's son, EAM as an individual and/or by his affiliates (besides SM) are not included with this reporting person's common shares.

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13. Percent of Class Represented by Amount in Row (11) (including the purchase made on this date)

    SM, 23.44%; SM and her son, EAM, .29%; SM RIRA, 1.11%; Estate of ELM, 0% = combined total of 24.84%.

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14. Type of Reporting Person (See Instructions)

    IN - Sylvia Machulak is reporting as an individual and as Personal Representative of the Estate of Edward L. Machulak

Item 1.  Security and Issuer

The Issuer is a Wisconsin corporation located at N8 W22577 Johnson Drive, Waukesha, Wisconsin 53186.

The class of securities acquired by Sylvia Machulak (SM) from the Estate of ELM to which this statement relates are 3,530,442 of the Issuer's common shares that were transferred on January 17, 2013. This does not include the 26,300 common shares transferred from the Estate of ELM on December 21, 2010 and the 88,000 common shares transferred to SM and her son, EAM on September 15, 2011 which were already reported on Form 4s.

Item 2.  Identity and Background

This statement is being filed by SM, an individual, and as Personal Representative of the Estate of Edward L. Machulak, and not as a Director or Officer of the Issuer. SM is a citizen of the United States of America, who since September 1972, resided at 903 West Green Tree Road, Milwaukee, Wisconsin 53217.

After the disposition of 3,530,442 of the Issuer's common shares from the Estate of ELM to SM on January 17, 2013, 26,300 shares on December
21, 2010 and 88,000 shares to SM and her son, EAM on September 15, 2011, the Estate of ELM does not own any of the Issuer's total common shares issued and outstanding.

As of January 17, 2013, the SM RIRA owns 342,781 of the Issuer's common shares, which amount to a 1.11% ownership of the Issuer's total common shares issued and outstanding. SM is a Director of the Issuer.

During the past five years or more, SM neither has been charged nor has she been convicted in any criminal proceeding.

During the past five years or more, SM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or was ever subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The following common shares, $.10 par value, were transferred through probate proceedings from the Estate of ELM: 3,530,442 common shares were transferred to SM on January 17, 2013, 26,300 common shares were transferred to SM on December 21, 2010 and 88,000 shares were transferred to SM and her son, EAM on September 15, 2011.

Item 4.  Purpose of Transaction

The purpose of this transaction is to report SM's acquisition of 3,530,442 of the Issuer's common shares from the Estate of ELM on January 17, 2013, 26,300 common shares on December 21, 2010 and to report SM and her son, EAM's acquisition of 88,000 common shares on September 15, 2011.

SM has not, except as noted herein, formulated any other plans or proposals which may have or which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as disclosed herein;

(b) An extraordinary corporate transaction being in process, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; although the Issuer continues to publicly announce that it is interested in a merger, joint venture, acquisition or a business combination;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

It is possible that, at a future date, SM personally or the SM RIRA may acquire the Issuer's common shares through the open market or privately negotiated transactions. Any such future decision will be made by SM or the SM RIRA in light of the then current financial condition and prospects of the Issuer, the market price of the Issuer's stock, SM's or the SM RIRA's financial condition, and other relevant factors.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of common shares, $0.10 par value, being acquired by SM is 3,530,442 common shares on January 17, 2013, 26,300 common shares on December 21, 2010, and 88,000 common shares jointly with her son, EAM on September 15, 2011. This amounts to approximately 23.73% of the 30,750,869 common shares issued and outstanding as of this date.

(b) The sole power to vote the number of common shares based on the 30,750,869 common shares issued and outstanding as of this date, is as follows:

                                                         Shares       %
                                                       ---------    ----
1. SM's common share ownership (after acquiring
   3,530,442 shares and 26,300 shares)                 7,208,528   23.44

2. SM Rollover Individual Retirement Account             342,781    1.11
                                                       ---------   -----
   Balance SM shared power to vote                     7,551,309   24.55

3. Shares held jointly by SM and her son, EAM             88,000     .29

                                                       ---------   -----
                                                       7,639,309   24.84

4. Estate of ELM's share ownership (after disposing
   3,530,442 shares on January 17, 2013, 26,300
   shares on December 21, 2010 and 88,000 shares to
   SM and her son, EAM on September 15, 2011)                  0       0
                                                       ---------   -----
   Balance - shared power to vote common shares        7,639,309   24.84

   SM is a Director of the Issuer. Her share ownership, combined with the ownership of the 88,000 shares by her and her son, EAM, and the ownership of 342,781 shares by the SM RIRA may comprise a group within the meaning of Section 13(d)3 of the Securities Act.


(c) To the best of SM's belief and knowledge, with the exception of SM's
    Schedule 13D/A filing disclosing the acquisition of 3,530,442 of the Issuer's common shares on January 17, 2013, 26,300 of the Issuer's common shares on December 21, 2010 and 88,000 of the Issuer's common shares to SM and her son, EAM, on September 15, 2011, there were no known transactions within the past 60 days by any of the persons named in response to Item 5(a) other than as stated herein, and with the exception of filings (Form 4, if any) that were required to be filed with the U.S. Securities and Exchange Commission, and with the exception of any distribution of shares to SM by the SM RIRA as required.

(d) To the best of SM's belief and knowledge, there is no other person known to have the right to receive or the power to receive dividends or proceeds from the stock options or other rights to stock mentioned herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.


There are no known undisclosed contracts, arrangements, understandings or relationships with the persons named in Item 2 and with respect to the securities of the Issuer other than those disclosed in the Issuer's filings with the U.S. Securities and Exchange Commission.

Item 7.  Material to be filed as Exhibits.

None.



                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ Sylvia Machulak
January 23, 2013                ______________________________________
     Date                         Sylvia Machulak as an individual
                                  and as Personal Representative of
                                  the Estate of Edward L. Machulak